WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110
TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

04045475

October 13, 2004

RECEIVED
2004 OCT 18 A 11: 05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

SUPPL

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of two (2) announcements released to the London Stock Exchange on October 13, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

PROCESSED
OCT 18 2004
THOMSON
FINANCIAL

10/18

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company **MARKS AND SPENCER GROUP PLC**

2. Name of scheme **SAYE SCHEME**

3. Period of return: From **1 JANUARY 2004** to **30 JUNE 2004**

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme
13,890,532 ORDINARY SHARES OF 25P EACH

5. Number of shares issued/allotted
under scheme during period
10,224,684 ORDINARY SHARES OF 25P EACH

6. Balance under scheme not yet issued/allotted
at end of period
3,665,848 ORDINARY SHARES OF 25P EACH

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission
20,859,113 ORDINARY SHARES OF 25P EACH LISTED ON 19 MARCH 2002

Please confirm total number of shares in issue at the end of th e
period in order for us to update our records
30 JUNE 2004 - 2,276,647,032 ORDINARY SHARES OF 25P EACH

Contact for queries:
Name: **HELEN BAKER**

Address:
MARKS AND SPENCER GROUP PLC
WATERSIDE HOUSE
35 NORTH WHARF ROAD
LONDON W2 1NW
Telephone: **020 7268 2867**

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company **MARKS AND SPENCER GROUP PLC**

2. Name of scheme **SENIOR OPTION SCHEME**

3. Period of return: From **1 JANUARY 2004** to **30 JUNE 2004**

4. Number and class of shares(s)
(amount of stock/debt secur ity)
not issued under scheme
17,803,591 ORDINARY SHARES OF 25P EACH

5. Number of shares issued/allotted
under scheme during period
11,706,086 ORDINARY SHARES OF 25P EACH

6. Balance under scheme not yet issued/allotted
at end of period
6,097,505 ORDINARY SHARES OF 25P EACH

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission
23,303,606 ORDINARY SHARES OF 25P EACH LISTED ON 19 MARCH 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records
30 JUNE 2004 - 2,276,647,032 ORDINARY SHARES OF 25P EACH

Contact for queries:
Name: **HELEN BAKER**

Address:
MARKS AND SPENCER GROUP PLC
WATERSIDE HOUSE
35 NORTH WHARF ROAD
LONDON W2 1NW
Telephone: **020 7268 2867**